UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

NaPro BioTherapeutics, Inc.

(Name of Issuer)

COMMON STOCK PAR VALUE $0.0075 PER SHARE

(Title of Class of Securities)

630795102 (CUSIP Number)

September 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630795102	13G	Page 2 of 8 Pages

1.	Name of Reporting Person. I.R.S. Identification No. of above persons (entities only) Mayne Group Limited

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Victoria, Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 2,000,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable.

11.	Percent of Class Represented by Amount in Row 9 6.5%

12.	Type of Reporting Person CO

Last Update: 11/05/2002

CUSIP No. 630795102	13G	Page 3 of 8 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Faulding Pharmaceutical Co.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 2,000,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 6.5%

12.	Type of Reporting Person CO

Item 1(a)	Name of Issuer.

NaPro BioTherapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

4840 Pearl East Circle, Suite 300W

Boulder, Colorado 80301

Item 2(a)	Name of Persons Filing.

Mayne Group Limited

Faulding Pharmaceutical Co.

Item 2(b)	Address of Principal Business Office, or if None, Residence.

Mayne Group Limited

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

Faulding Pharmaceutical Co.

Mack Cali Centre II

650 From Road, Second Floor

Paramus, NJ 07652

Item 2(c)	Citizenship.

Mayne Group Limited – Victoria, Australia

Faulding Pharmaceutical Co. – Delaware

Item 2(d)	Title of Class of Securities.

Common Stock, Par Value $0.0075 per share

Item 2(e)	CUSIP No.

630795102

Item 3	Statement Filed Pursuant to Rule 13d-1(b), Rule 13d-2(b) or (c).

Not Applicable.

Item 4	Ownership.

(a) Amount Beneficially owned:

2,000,000

(b) Percent of class:

6.5%

(c) Number of Shares as to which the person has:

(i) Sole Power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

2,000,000

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

2,000,000

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Faulding Pharmaceutical Co. is a wholly-owned subsidiary of Mayne Group Limited.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2003

MAYNE GROUP LIMITED

By:	/s/ Peter Jenkins

Name:	Peter Jenkins
Title:	Chief Financial Officer

FAULDING PHARMACEUTICAL CO.

By:	/s/ Peter Jenkins

Name:	Peter Jenkins
Title:	Director

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated October 8, 2003 relating to the Common Stock of NaPro BioTherapeutics, Inc. shall be filed on behalf of the undersigned.

MAYNE GROUP LIMITED

By:	/s/ Peter Jenkins

Name:	Peter Jenkins
Title:	Chief Financial Officer

FAULDING PHARMACEUTICAL CO.

By:	/s/ Peter Jenkins

Name:	Peter Jenkins
Title:	Director